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FORM 4                                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
                                                         WASHINGTON, D.C. 20549                           OMB Number:      3235-0287
                                                                                                        Expires:   December 31, 2001
                                              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP              Estimated average burden
                                                                                                        hours per response.......0.5
/ / CHECK THIS BOX IF NO LONGER
SUBJECT TO SECTION 16. FORM 4    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
OR FORM 5 OBLIGATIONS MAY         Section 17(a) of the Public Utility Holding Company Act of 1935 or
CONTINUE. SEE INSTRUCTION 1(b).            Section 30(f) of the Investment Company Act of 1940


(Print of Type Responses)
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1.  Name and Address of Reporting Person*      2.   Issuer Name and Ticker or Trading Symbol

Credit Suisse First Boston, on behalf of the        Duane Reade Inc. (DRD)
Credit Suisse First Boston business unit
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(Last)            (First)             (Middle) 3.   I.R.S. Identification     4.   Statement for
                                                    Number of Reporting            Month/Year
                                                    Person, if an entity           January 2002
11 Madison Avenue                                   (Voluntary)
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                     (Street)                                                 5.   If Amendment,
                                                                                   Date of Original
                                                                                   (Month/Year)
New York,            NY                10010
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(City)            (State)               (Zip)   TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                                                                  OR BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------
 .    Title of Security                         2. Trans      3.  Transaction  4.  Securities Acquired (A)
     (Instr. 3)                                   action         Code             or Disposed of (D)
                                                  Date           (Instr. 8)       (Instr. 3, 4 and 5)

                                                  (Month/
                                                  Day/
                                                  Year)

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                                                               Code       V        Amount       (A) or
                                                                                                (D)       Price
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Common Stock, par value $.01 per share         1/16/02       J(19)                   472,444    D
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Common Stock, par value $.01 per share         1/16/02       J(19)                    18,815    D
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Common Stock, par value $.01 per share         1/16/02       J(19)                    23,232    D
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Common Stock, par value $.01 per share         1/16/02       J(19)                    27,621    D
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Common Stock, par value $.01 per share         1/16/02       J(19)                    10,258    D
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Common Stock, par value $.01 per share
------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share         1/16/02       J(19)                     7,639    D
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Common Stock, par value $.01 per share         1/16/02       J(19)                     1,490    D
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Common Stock, par value $.01 per share         1/16/02       J(19)                     2,121    D
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Common Stock, par value $.01 per share
------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share
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Common Stock, par value $.01 per share         1/16/02       J(20)                    20,000    A
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, SEE Instruction
4(b)(v).


                                PAGE 1 OF 7 PAGES

                           POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF                                        (Over)
                           INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND                          SEC 1474 (3-99)
                           UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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Common Stock, par value $.01 per share         1/16/02       J(20)                     7,500    A
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Common Stock, par value $.01 per share         1/16/02       J(20)                     3,750    A
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Common Stock, par value $.01 per share         1/16/02       J(20)                     6,250    A
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Common Stock, par value $.01 per share         1/16/02       J(25)                     5,205    A
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Common Stock, par value $.01 per share         1/16/02       J(27)                     3,384    A
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Common Stock, par value $.01 per share         1/16/02       J(29)                       623    A
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Common Stock, par value $.01 per share         1/16/02       J(31)                       781    A
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Common Stock, par value $.01 per share         1/16/02       J(33)                       372    A
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Common Stock, par value $.01 per share         1/16/02       J(35)                       875    A
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Common Stock, par value $.01 per share         1/16/02       J(37)                         2    A
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(Print of Type Responses)
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                                               6.  Relationship of Reporting person(s) to Issuer
                                                              (Check all applicable)
                                                     Director                 X   10% Owner
                                               -----                        -----
                                                     Officer (give                Other (Specify
                                               -----                        -----
                                                     title below)                below


-----------------------------------------------------------------------------------------------------
                                               7. Individual or Joint/Group Filing (check
                                                  Applicable Line)
                                                    X  Form filed by One Reporting Person
                                                  ----
                                                       Form filed by More than One Reporting Person
                                                  ----
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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

-----------------------------------------------------------------------------------------------------
                                               5.  Amount of       6. Owner-ship   7. Nature of
                                                   Securities         Form:           Indirect
                                                   Beneficially       Direct (D)      Beneficial
                                                   Owned at End       or              Ownership
                                                   of Month           Indirect
                                                                      (I)
                                                   (Instr. 3 and 4)                   (Instr. 4)
                                                                      (Instr. 4)
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Common Stock, par value $.01 per share             2,394,827             I        (1)(12)(15)(17)(18)
-----------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share                95,373             I        (2)(12)(15)(17)(18)
-----------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share               117,765             I        (3)(12)(15)(17)(18)
-----------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share               140,012             I        (4)(13)(15)(17)(18)
-----------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share                51,996             I        (5)(13)(15)(17)(18)
-----------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share               509,070             I        (6)(15)(17)(18)
-----------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share                38,721             I        (7)(12)(15)(17)(18)
-----------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share                 7,552             I        (8)(12)(15)(17)(18)
-----------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share                10,753             I        (9)(12)(14)(15)(17)
                                                                                        (18)
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Common Stock, par value $.01 per share               546,211             I        (10)(14)(17)(18)
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Common Stock, par value $.01 per share                75,863             I        (11)(16)(17)(18)
-----------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share                20,000             I        (18)(21)
-----------------------------------------------------------------------------------------------------

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Common Stock, par value $.01 per share                 7,500             I             (18)(22)
-----------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share                 3,750             I             (18)(23)
-----------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share                 6,250             I             (18)(24)
-----------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share                 5,205             I             (18)(26)
-----------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share                 3,384             I             (18)(28)
-----------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share                   623             I             (18)(30)
-----------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share                   781             I             (18)(32)
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Common Stock, par value $.01 per share                   372             I             (18)(34)
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Common Stock, par value $.01 per share                   875             I             (18)(36)
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Common Stock, par value $.01 per share                     2             I             (18)(38)
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                               PAGE 2 OF 7 PAGES
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FORM 4 (continued)                   TABLE II DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                           (E.G., puts, calls, warrants, options, convertible securities)

----------------------------------------------------------------------------------------------------------------------------

1. Title of Derivative  2. Conver-      3. Trans    4. Transaction  5. Number of Derivative        6. Date Exercisable and
   Security                sion or         action      (Instr. 8)      Securities Acquired (A) or     Expiration Date
   (Instr. 3)              or Exercise     Date                        Disposed of (D)                (Month/Day/Year)
                           Price of                                    (Instr. 3, 4 and 5)
                           Derivative      (Month/
                           Security         Day/
                                            Year)

----------------------------------------------------------------------------------------------------------------------------
                                                                                                       Date     Expiration
                                                                                                   Exercisable     Date


                                                      Code   V            (A)     (D)
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-------------------------------------------------------------------------------------------------

 7. Title and Amount of    8. Price of    9. Number of     10. Ownership       11. Nature of
    Underlying Securities     Derivative     Derivative        Form of             Indirect
    (Instr. 3 and 4)          Security       Securities        Derivative          Beneficial
                              (Instr. 5)     Beneficially      Security;           Ownership
                                             Owned at          Direct (D)          (Instr. 4)
                                             End of            or Indirect
                                             Month             (I) (Instr. 4)
                                             Instr. 4)
-------------------------------------------------------------------------------------------------
      Title   Amount or
              Number of
              Shares


-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------

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-------------------------------------------------------------------------------------------------
Explanation of Responses:
SEE ATTACHMENT A FOR ADDITIONAL FOOTNOTES.

                       Credit Suisse First Boson, acting solely on behalf of the Credit Suisse First Boston business unit

                       /s/ Louise Guarneri                              2/11/02
                       ---------------------------------------------    -------------------------
                       By: Louise Guarneri, Director                    Date
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**   Intentional misstatements or omissions of facts constitute Federal Criminal
     Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                               PAGE 3 OF 7 PAGES
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                                                                    Attachment A

                            Explanation of Responses

(1) These securities are held directly by DLJ Merchant Banking Partners II, L.P. ("Partners II"), which is a partnership.

(2) These securities are held directly by DLJ Merchant Banking Partners II-A, L.P. ("Partners II-A"), which is a partnership.

(3) These securities are held directly by DLJ Offshore Partners II, C.V. ("Offshore Partners II"), which is a partnership.

(4) These securities are held directly by DLJ Diversified Partners, L.P. ("Diversified"), which is a partnership.

(5) These securities are held directly by DLJ Diversified Partners-A, L.P. ("Diversified-A"), which is a partnership.

(6) These securities are held directly by DLJMB Funding II, Inc. ("Funding II"), which is a Delaware corporation.

(7) These securities are held directly by DLJ Millennium Partners, L.P. ("Millennium"), which is a partnership.

(8) These securities are held directly by DLJ Millennium Partners-A, L.P. ("Millennium-A"), which is a partnership.

(9) These securities are held directly by DLJ EAB Partners, L.P. ("EAB"), which is a partnership.

(10) These securities are held by DLJ First ESC, L.P. ("ESC"), which is a partnership.

(11) These securities are held directly by UK Investment Plan 1997 Partners ("1997 Partners").

(12) DLJ Merchant Banking II, Inc. ("MB II Inc.") is the Managing General Partner of each of Partners II, Partners II-A, Millennium and Millennium-A and Advisory General Partner of Offshore Partners II. In addition, DLJ Merchant Banking II, LLC ("MB II LLC") is the Associate General Partner of each of Partners II, Partners II-A, Offshore Partners II, Millennium, Millennium-A, and EAB. MB II Inc. is also the Managing Member of MB II LLC.

(13) DLJ Diversified Partners, Inc. ("Diversified Partners") is the General Partner of each of Diversified and Diversified-A. DLJ Diversified Associates, L.P. ("Diversified Associates") is the Associate General Partner of each of Diversified and Diversified-A. Diversified Partners is also the General Partner of Diversified Associates.

(14) DLJ LBO Plans Management Corp. is the Managing General Partner of EAB and ESC.

(15) DLJ Capital Investors, Inc. ("DLJCI") is the sole stockholder of each of MB II Inc., Diversified Partners and Funding II.


                               PAGE 4 of 7 PAGES
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(16)     These securities are held indirectly by UK Investment Plan 1997, Inc.
         ("Plan 1997"), General Partner of 1997 Partners.

(17) Credit Suisse First Boston (USA) Inc. ("CSFB-USA"), a Delaware corporation formerly named Donaldson, Lufkin & Jenrette, Inc., is the sole stockholder of DLJCI, DLJ LBO Plans Management Corporation and Plan 1997.

(18) This Form 4 is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit. The Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

         Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation, owns 100% of the voting stock of CSFB-USA. The Bank owns a majority of the voting stock, and all of the non-voting stock, of CSFBI. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group, a corporation formed under the laws of Switzerland ("CSG").

         The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in the global private banking business; (b) one Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

         CSG, for purposes of federal securities laws, may be deemed ultimately to control the Bank, and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own securities issued by the Issuer or derivative securities relating thereto, and any such securities are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of any such securities beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of any such securities beneficially owned by CSG and any of CSG's and the Bank's other business units.

         The Reporting Person disclaims beneficial ownership of securities held directly by any entity described herein except with respect to the Reporting Person's proportionate interest in or ownership of such entity. The filing of this statement shall not be construed for purposes of Section 14 of the Securities Exchange Act of 1934, as amended, as an admission of beneficial ownership of the securities reported on this statement.

(19) Distribution of securities to partners of the limited partnership on a pro rata basis.

(20) Pro rata distribution from Partners II, of which the direct holder of such securities is a partner.

(21) These securities are held directly by WSW 1996 Buyout Fund L.P., which is a partnership and itself a partner of Partners II.


                               PAGE 5 of 7 PAGES
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(22)     These securities are held directly by WSW 1996 Buyout Fund II L.P., which is a partnership and itself a partner of Partners II.

(23) These securities are held by WSW 1996 Exchange Fund L.P., which is a partnership and itself a partner of Partners II.

(24) These securities are held by WSW 1995 Exchange Fund L.P., which is a partnership and itself a partner of Partners II.

(25) Pro rata distribution of 4,677 shares of Common Stock from Partners II, of which the direct holder of such Common Stock is a partner; pro rata distribution of 186 shares of Common Stock from Partners II-A, of which the direct holder of such Common Stock is a partner; pro rata distribution of 76 shares of Common Stock from Millenium, of which the direct holder of such Common Stock is a partner; pro rata distribution of 15 shares of Common stock from Millenium-A, of which the direct holder of such Common Stock is a partner; pro rata distribution of 21 shares of Common Stock from EAB; of which the direct holder of such Common Stock is a partner; and pro rata distribution of 230 shares of Common Stock from Offshore Partners II, of which the direct holder of such Common Stock is a partner.

(26)     These securities are held directly by MB II LLC.

(27) Pro rata distribution of 1,483 shares of Common Stock from Partners II, of which the direct holder of such Common Stock is a partner; pro rata distribution of 3 shares of Common Stock from Partners II-A, of which the direct holder of such Common Stock is a partner; pro rata distribution of 704 shares of Common Stock from Millenium, of which the direct holder of such Common Stock is a partner; pro rata distribution of 694 shares of Common stock from Millenium-A, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 500 shares of Common Stock from Offshore Partners II, of which the direct holder of such Common Stock is a partner.

(28)     These securities are held directly by MB II Inc.

(29) Pro rata distribution of 255 shares of Common Stock from Diversified, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 368 shares of Common Stock from Diversified-A, of which the direct holder of such Common Stock is a partner.

(30) These securities are held by DLJ Strategic Partners, L.P., which is a partnership and itself a partner of Diversified and Diversified-A.

(31) Pro rata distribution of 368 shares of Common Stock from Diversified, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 413 shares of Common Stock from Diversified-A, of which the direct holder of such Common Stock is a partner.

(32)     These securities are held directly by Diversified Partners.

(33) Pro rata distribution of 272 shares of Common Stock from Diversified, of which the direct holder of such Common Stock is a partner; and pro rata distribution of 100 shares of Common Stock from Diversified-A, of which the direct holder of such Common Stock is a partner.

(34)     These securities are held directly by Diversified Associates.

(35) Pro rata distribution of shares of Common Stock from EAB, of which the direct holder of such Common Stock is a partner.


                               PAGE 6 of 7 PAGES
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(36)     These securities are held directly by DLJ LBO Plans Management Corp.

(37) Pro rata distribution of shares of Common Stock from Offshore Partners II, of which the direct holder of such Common Stock is a partner.

(38) These securities are held directly by DLJ Offshore Management N.V., which is a partner of Offshore Partners II.


                               PAGE 7 of 7 PAGES